SCHEDULE 13G
PAGE 1 of 9

Type of Filing: Amendment

Amendment No.:  3

Name of Issuer:  Kaufman & Broad Home Corp.

Title of Class of Securities:  Special Common

CUSIP Number:  486168206

Is a fee being paid with this statement:   (  )Yes    (  )No

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SCHEDULE 13G
PAGE 2 of 9
CUSIP No.:   486168206

1)   Name of Reporting Person:  Scudder, Stevens & Clark,
Inc.

1a)  S.S. or I.R.S. Identification No. of above person:  13-
3241232

2)   Check the appropriate box if member of a group: (  )a
(  )b

3)   SEC Use Only:

4)   Citizenship or Place of Organization:  Delaware

Number of shares beneficially owned by each reporting person with:

5)   Sole Voting Power:
6)   Shared Voting Power:  610,000
7)   Sole Dispositive Power:  610,000
8)   Shared Dispositive Power:

9)   Aggregate amount beneficially owned by each reporting
person:  610,000

10)  Does aggregate amount (Item #9) exclude certain shares:
(  ) Yes    (  ) No

11)  Percent of Class represented by amount in Item No. 9:
11.9%

12)  Type of Reporting Person:  IA

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SCHEDULE 13G
PAGE 3 of 9
CUSIP No.:   486168206

1)   Name of Reporting Person:  Scudder Stevens & Clark of
Canada Ltd.
Scudder, Stevens & Clark Du Canada Ltee.

1a)  S.S. or I.R.S. Identification No. of Above Person: ADX-
135263

2)   Check the appropriate box if member of a group:  (  )a
(  )b

3)   SEC Use Only:

4)   Citizenship or Place of Organization:  Canada (Federal
Corporation)

Number of shares beneficially owned by each reporting person with:

5)   Sole Voting Power:
6)   Shared Voting Power:
7)   Sole Dispositive Power:  See Exhibit "1" on page 5
8)   Shared Dispositive Power:

9) Aggregate amount beneficially owned by each reporting person: See Exhibit
"1" on page 5

10)  Does aggregate amount (Item #9) exclude certain shares:
(  )Yes    (  )No

11)  Percent of Class represented by amount in Item No. 9:
See Exhibit "1" on
page 5

12)  Type of Reporting Person:  IA

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SCHEDULE 13G
PAGE 4 of 9
CUSIP No.:   486168206

1)   Name of Reporting Person:  Asia Management Corporation

1a)  S.S. or I.R.S. Identification No. of Above Person:  13-
2781754

2)   Check the appropriate box if member of a group:  (  )a
(  )b

3)   SEC Use Only:

4)   Citizenship or Place of Organization:  Delaware

Number of shares beneficially owned by each reporting person with:

5)   Sole Voting Power:
6)   Shared Voting Power:
7)   Sole Dispositive Power:  See Exhibit "1" on page 5
8)   Shared Dispositive Power:

9) Aggregate amount beneficially owned by each reporting person: See Exhibit
"1" on page 5

10)  Does aggregate amount (Item #9) exclude certain shares:
(  )Yes    (  )No

11)  Percent of Class represented by amount in Item No. 9:
See Exhibit "1" on
page 5

12)  Type of Reporting Person:  IA

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SCHEDULE 13G
PAGE 5 of 9
CUSIP No.:   486168206

Exhibit "1"

Scudder, Stevens & Clark, Inc., 345 Park Avenue, New York,
New York; Scudder,
Stevens & Clark of Canada Ltd. - Scudder, Stevens & Clark du
Canada Ltee., 220
Bay Street - Suite 802, Toronto, Ontario, Canada; and Asia
Management
Corporation, 345 Park Avenue, New York, New York are all registered investment advisers and reporting persons. Scudder, Stevens & Clark, Inc. is filing on behalf of all three entities.

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SCHEDULE 13G
PAGE 6 of 9
CUSIP No.:   486168206

Item 1a) Name of Issuer:  Kaufman & Broad Home Corp.

Item 1b) Address of Issuer's Principal Executive Offices:
10877 Wilshire Boulevard, 153 East 53rd Street, 6th Floor,
Los Angeles, California 90024

Item 2a) Name of Person Filing:  Scudder, Stevens & Clark,
Inc.

Item 2b) Address of Principal Business Office or, in non,
Residence:
345 Park Avenue, New York, New York 10154

Item 2c) Citizenship:  Delaware

Item 2d) Title of Class of Securities:  Special Common

Item 2e) CUSIP Number:   486168206

Item  3)  If this statement if filed pursuant to Rules 13d-
1(b), or 13d-2(b),
          check whether the person filing is a:

(a) __    Broker of Dealer registered under Section 15 of
the Act
(b) __    Bank as defined in Section 3(a)(6) of the Act
(c) __    Insurance Company as defined in Section 3(a)(19)
of the Act
(d) __    Investment Company registered under Section 8 of
the Investment
          Company Act
(e) XX    Investment Adviser registered under Section 203 of
the Investment
          Advisers Act of 1940
(f) __    Employee Benefit Plan, Pension Fund which is
subject to the provisions
          of the Employee Retirement Income Security Act of
1974 or Endowment
          Fund; see 240.13d-1(b)(1)(ii)(F)
(g)  __   Parent Holding Company, in accordance with 240.13d-
1(b)(1)(ii)(G)
          (Note: See Item 7)
(h)  __   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

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SCHEDULE 13G
PAGE 7 of 9
CUSIP No.:   486168206

Item 4) OWNERSHIP: If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in
Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.

a)   Amount Beneficially Owned:  610,000
b)   Percent of Class:  11.9%

c)   Number of shares as to which each person has:
     Sole power to vote or to direct the vote:
     Shared power to vote or to direct the vote:  610,000
     Sole power to dispose or to direct the disposition of:
610,000
     Shared power to dispose or to direct the disposition of:

Item 5)   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: If
this statement is
being filed to report the fact that as of the date hereof
the reporting person
has ceased to be the beneficial owner of more than five
percent of the class of
securities, check (  )Yes    (  )No

Item 6) OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to the effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an Investment
Company registered under the Investment Company Act of 1940 or the beneficiaries of any employee benefit plan, pension fund or endowment fund is not required.

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SCHEDULE 13G
PAGE 8 of 9
CUSIP No.:   486168206

Item 7)   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
THE PARENT HOLDING COMPANY: If a parent holdingcompany has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8) IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under
Item 3(h) and attach an exhibit stating the identity and
Item 3 classification
of each member of the group. If a group has filed this schedule pursuant to
Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

SEE EXHIBIT "1"

Item 9) NOTICE OF DISSOLUTION OF GROUP: Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10) CERTIFICATION: The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SCHEDULE 13G
PAGE 9 of 9
CUSIP No.:   486168206

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 4, 1994

SIGNATURE:


NAME/TITLE:  David S. Lee, Assistant Secretary

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